UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FUTUREFUEL CORP.
(Exact name of registrant as specified in its charter)

Delaware	20-3340900
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

8235 Forsyth Blvd., 4th Floor, Clayton, Missouri 63105
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  √

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ⁪

Securities Act registration statement file number to which this form relates: __________________ (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

n/a

(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered.

The total number of shares of all classes of stock which FutureFuel Corp. has the authority to issue is 80,000,000 shares consisting of: (i) 5,000,000 shares of a class designated as preferred stock, par value $0.0001 per share; and (ii) 75,000,000 shares of a class designated as common stock, par value $0.0001 per share.  The only equity securities we currently have outstanding are shares of common stock, and this registration is being made only with respect to our common stock.  The rights, preferences, privileges, and priorities of the common stock are as follows.

All shares of our common stock have identical rights and privileges in every respect.  Except as specifically provided by our board in a resolution providing for any preferred stock, or series thereof, in no event will shares of our common stock have preferences over shares of our preferred stock with respect to payments of dividends or distributions of assets upon our liquidation and dissolution.  Such common stock is fully voting stock entitled to one vote per share with respect to all matters to be voted on by our shareholders.  Except as expressly required by the Delaware General Corporation Law (“DGCL”), our common stock will vote as a single class with respect to all matters to be voted on by our shareholders.  Except as otherwise required by law or as otherwise provided by our board with respect to any preferred stock, the holders of such common stock exclusively possess all voting power with respect to us.  A holder of shares of our common stock will share ratably with the other holders of such common stock on a share-for-share basis in all distributions of assets pursuant to any voluntary liquidation, dissolution, or winding up of us.  There are no redemption or sinking fund provisions applicable to our common stock.  The outstanding shares of our common stock are fully paid and non-assessable.

We have no shares of preferred stock outstanding.  Authority is expressly granted to and vested in our board of directors to authorize the issuance of preferred stock from time to time in one or more classes or series, and with respect to each class or series of the preferred stock, to fix and state by the resolution or resolutions of the board from time to time adopted providing for the issuance thereof the following:

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whether the class or series is to have voting rights, full, special or limited, and whether such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of our stock;

•	the number of shares to constitute the class or series and the designations thereof;

•	the preferences and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

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whether the shares of any class or series are redeemable at our option or at the option of the holders thereof or upon the happening of any specified event and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities, or other property), and the time or times at which, and the terms and conditions upon which, such shares are redeemable and the manner of redemption;

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whether the shares of a class or series are subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement and, if such retirement or sinking fund or funds are to be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

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the dividend rate, whether dividends are payable in cash, our stock, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of our stock, whether or not such dividends are cumulative or noncumulative and, if cumulative, the date or dates from which such dividends accumulate;

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the preferences, if any, and the amounts thereof which the holders of any class or series thereof will be entitled to receive upon our voluntary or involuntary dissolution or liquidation, or upon any distribution of our assets;

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whether the shares of any class or series, at our option or the option of the holders thereof or upon the happening of any specified event, are convertible into or exchangeable for the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities or other property of us and the conversion price or prices or ratio or the rate or rates at which such exchange may be made, with such adjustments, if any, as may be stated and expressed or provided for in such resolution or resolutions; and

•	such other special rights and protective provisions with respect to any class or series as may to our board seem advisable.

The shares of each class or series of the preferred stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects.  Our board may increase the number of shares of the preferred stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the preferred stock not designated for any other class or series.  Our board may decrease the number of shares of the preferred stock designated for any existing class or series (but not below the number of shares thereof then outstanding) by a resolution subtracting from such class or series, and the shares so subtracted will become authorized, unissued, and undesignated shares of the preferred stock.

There are no provisions in any indenture or other agreement restricting payment of dividends or affecting voting rights of our common stock.

None of our shareholders have preemptive rights to subscribe to or acquire our un-issued shares or securities convertible into or carrying a right to subscribe to or acquire shares of our stock.

Except as may be imposed by federal and state securities laws in general, there are no restrictions on alienability of our common stock.

We are subject to DGCL §203, an anti-takeover law.  In general, §203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding: (i) shares owned by persons who are directors and also officers; and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.  An interested stockholder is a person who, together with affiliates and associates, own or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities.  We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance.  We also anticipate that §203 may also discourage attempts that might result in a premium over the market price for the shares of our common stock held by our shareholders.

Our bylaws have certain provisions that may be considered to have “anti-takeover effects”.  Those provisions are described below.

Except as required by law and subject to the rights of holders of any series of preferred stock, special meetings of our stockholders may be called at any time but only by our chief executive officer, the chairman of our board of directors, or by the board of directors pursuant to a resolution approved by a majority of the then directors.  Business transacted at any special meeting of our stockholders will be limited to matters relating to the purpose or purposes stated in the notice of the meeting unless this requirement is waived in accordance with our bylaws or with applicable law.  These provisions could prevent an interested acquirer from presenting a transaction at a special meeting of our stockholders and would have to wait until the next annual shareholder meeting.

At any annual meeting of our shareholders, only such business may be conducted as may be brought before the meeting: (i) by or at the direction of our board of directors; or (ii) by any stockholder who complies with the following procedures.  For business properly to be brought before such meeting by a shareholder, the shareholder must give timely notice thereof in proper written form to our corporate secretary.  To be timely, a shareholder’s notice must be delivered to or mailed and received at our executives office not less than 30 days nor more than 60 days prior to the annual meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to our shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.  To be in proper written form, a shareholder’s notice to our corporate secretary must set forth in writing as to each matter the shareholder proposes to bring before the meeting: (i) a brief description of the business desired to be brought before the meeting and the reason for conducting such business at the annual meeting; (ii) the name and address, as they appear on our books, of the shareholder proposing such business; (iii) the class and number of shares of our stock which are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in such business.  This provision has the effect of precluding the conduct of business at an annual shareholder meeting if the proper procedures are not followed.  These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

The number of directors which constitute our board of directors will be no greater than nine and not less than three.  We currently have seven directors.  The number of our directors may be decreased at any time and from time to time either by our shareholders or by a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal, or expiration of the term of one or more directors.  Directors generally will be elected at the annual meeting of our shareholders by such shareholders as have the right to vote at such election.  At each meeting of our shareholders for the election of directors at which a quorum is present, the persons receiving a plurality of the votes cast will be elected directors.  We do not have cumulative voting.  Nominations for the election of directors may be made by the our board of directors or a committee appointed by our board of directors, or by any shareholder entitled to vote generally in the election of directors who complies with the following procedures.  All nominations by our shareholders must be made pursuant to timely notice in proper written form to our corporate secretary.  To be timely, a shareholder’s notice must be delivered to or mailed and received at our executive offices not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the meeting is given or made to our shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.  To be in proper written form, such shareholder’s notice must set forth in writing: (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under Securities Exchange Act of 1934 (the “Exchange Act”), including such person’s written consent to being a nominee and to serving as a director if elected (irrespective of whether the Exchange Act is applicable to us); and (ii) as to the shareholder giving the notice, the (a) name and address, as they appear on our books, of such shareholder and (b) the class and number of shares of our stock which are beneficially owned by such shareholder.

Our directors are divided into three classes, i.e., Class A, Class B and Class C.  Each director serves for a three-year term, provided that our board of directors  set the initial term of Class A directors at one year and Class B directors at two years so that no class of directors will have terms that expire during the same year.  This provision for a classified board could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholder meeting or longer, following the date the acquirer obtains the controlling stock interest.  This classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Subject to the rights of holders of preferred stock to elect directors under circumstances specified in a resolution of our board of directors, a director may be removed from office, but only for cause, by the affirmative vote of the holders of more than fifty percent of the voting power of our “voting stock,” voting together as a single class.  “Voting stock” means our common stock and any preferred stock entitled to vote generally in the election of our directors.  This may have the effect of a person obtaining control of us having to wait until a director’s term is finished before he can replace him.

Our board of directors may provide for the payment to any of our directors of a specified amount for services as director or member of a committee of our board, or of a specified amount for attendance at each regular or special board meeting or committee meeting, or of both.  All directors will be reimbursed for ordinary and necessary expenses of attendance at any such meeting.

Item 2.  Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, FutureFuel Corp. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREFUEL CORP.

By: /s/ Douglas D. Hommert
Douglas D. Hommert, Principal Financial Officer,
Executive Vice President, Secretary and Treasurer

Date: March 9, 2011